UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:

Nomura Alternative Income Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

c/o Ultimus Fund Solutions, LLC

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

Telephone Number (including area code):

212-667-9000

Name and address of agent for service of process:

Timothy Burdick

Ultimus Fund Solutions, LLC

4221 North 203rd Street, Suite 100

Elkhorn, Nebraska 68022-3474

with a copy to:

Joshua B. Deringer, Esquire

Veena K. Jain, Esquire

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

and

Nomura Private Capital LLC

309 West 49th Street, 24th Floor

New York, New York 10019

Attention: Chief Operating Officer

(212) 667-9000

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

[ X ] Yes                              [  ] No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and the State of New York, as of the 13th day of September, 2022.

Nomura Alternative Income Fund

By: _ /s/ Robert Stark___________

Name: Robert Stark

Title: Trustee

Attest: /s/ Timothy Burdick

Name: Timothy Burdick